SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  October 2, 2006

By:______________________________

     Andrew M. Archibald, CA,

     Chief Financial Officer

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group to Explore

Strategic and Financial Alternatives

Comments on third quarter revenue

Montréal, Québec and Bradenton, Florida – October 2, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) announced today that its Board of Directors will initiate a process to explore and evaluate various strategic and financial alternatives available to enhance shareholder value.

“Having completed an in-depth operational and financial review, the Board of Directors has authorized the Company to evaluate the strategic and financial options that may be available to it and to initiate a process to explore ways of enhancing shareholder value,” stated Michael L. Richards, Chairman of the Board. He further stated, “The Board will consider a full range of alternatives with the best interests of the Company and its shareholders in mind”. The Company has now engaged TD Securities Inc. as its financial advisor to assist with the process being announced today. As previously announced, the Company had retained TD Securities to assist with its operational and financial review.

H. Dale McSween, Interim Chief Executive Officer, said “Intertape has strong relationships with its customers, and as we go through this process, service to our customers will remain paramount..” As part of Intertape’s continuing commitment to its customers and core markets, the Company recently announced new initiatives, including the market launch of the protective packaging air pillows product line, the installation of a new seven-layer cast film line scheduled for start up in late October and the commissioning of a new co-extrusion blown film line.

The Company also announced that it anticipates its revenue for the third quarter will be approximately US$195 million as compared to US$222 million in the second quarter of 2006. The decline in revenue reflects a softening of demand in the Company’s markets, particularly those relating to the North American housing markets. To adjust to current market conditions, the Company has continued to implement various cost reduction measures designed to align its cost base with anticipated lower volumes. The Company expects to begin to realize the benefit of its previously disclosed cost cutting measures, including the Brighton plant closure which has been accelerated to November 1, 2006. In addition, the Company continues to make improvements in its working capital utilization.

The Company anticipates that when it reports its third quarter results it may not be in compliance with certain financial covenants under its term credit agreement and will be endeavoring to seek any required amendment of its covenants under such agreement.

Mr. McSween added, “We have a good relationship with our lenders developed over a number of years and look forward to their support through the process being announced today.”

As part of its continuing process of identifying a new Chief Executive Officer, Intertape has interviewed a number of highly qualified candidates, among whom a short list has been selected.

Mr. McSween concluded, “This process is designed to try and deliver enhanced value to shareholders while at the same time positioning the Company to take advantage of other opportunities. During this time, we will seek to strengthen our business for the benefit of our customers, employees, suppliers and lenders.”

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2450 employees with operations in 18 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, the ability of the Company to amend its credit facilities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertakes to update or alter this information at any particular time.

FOR INFORMATION CONTACT:

H. Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 941-739-7502

E-mail:  itp@info@itape.com

Web: www.intertapepolymer.com

Rick Leckner

MaisonBrison

Tel.: 514-731-0000

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